

April 8, 2011

Via Facsimile
Mr. Gregory G. Marlier
Chief Financial Officer
Vista Gold Corp
Suite 5, 7961 Shaffer Parkway
Littleton, CO 80127

> **Re: Vista Gold Corp**
> **Form 10-K for the Fiscal Year Ended 12/31/2010**
> **Filed March 14, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed March 30, 2011**
> **Response Letter Dated March 24, 2011**
> **File No. 1-09025**
>
> **Form S-3**
> **File No. 333-172826**
> **Filed March 15, 2011**

Dear Mr. Marlier:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We remind you that we will not be able to accelerate the effectiveness of your Form S-3 until you have cleared comments on your Form 10-K and related filings.

2.   We note that the registration statement includes shares of common stock issuable by you upon the exercise of outstanding warrants by persons other than the selling warrant holders included in the registration statement. Please revise you filing to identify the warrant holders and describe how the warrant holders acquired the warrants.

Signatures, page II-6

3.   Please revise to include the signatures of your controller or principal accounting officer.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

4.   We note your response to our prior comment 1 from our letter to you dated March 11, 2011. Please revise your proposed disclosure to quantify the specific goals of the company in general for the upcoming fiscal year.   For example, we note that the compensation committee used the company's budgets for cash expenditures, corporate administrative expenses, Concordia project expenses, and Mt. Todd project expenses in making its compensation determinations. If you believe disclosing the budgets would result in competitive harm such that the budgets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If the disclosure would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the budgets or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934, Securities Act of 1933 and all applicable Exchange Act and Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jason Brenkert, Esq.